Michael S. Krome, Esq.
                                 Attorney-at-Law
                                  8 Teak Court
                           Lake Grove, New York 11755

Tel.:    (631) 737-8381
Fax:     (631) 737-8382
email:   mskrome@optonline.net

Cheryl A. Krome
Ronald Krome
Legal Assistants

                                                               November 16, 2005

Ms. Jill S. Davis
Branch Chief
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549-7010

                  Re:      American Petroleum Group, Inc.
                           Form 10-KSB/A for Fiscal Year Ended December 31, 2004 Filed August 12, 2005
                           Response Letter Dated August 12, 2005
                           Form 10-QSB for Fiscal Quarter Ended June 30, 2005 Filed August 22, 2005
                           File No. 0-49950

Dear Ms. Davis:

         With respect to the comments raised in your letter of October 4, 2005, please be advised that American Petroleum Group, Inc., has carefully reviewed each comment, and responds as follows.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2004

General

      1. Many of our comments apply to more than one document (i.e. Forms 10-QSB for the fiscal quarter ended March 31, 2005 and June 30, 2005) or more than one section. To prevent the issuance of similar comments, please review all areas of corresponding disclosure in the various filings and make appropriate changes to all affected sections and documents. That will eliminate the need for us to issue repetitive or similar comments.

         We are reviewing all filings of American Petroleum Group, Inc. to ensure that they are consistent with the comments contained in your letter.

Michael S. Krome, Esq.
Re:      American Petroleum Group, Inc.
Ms. Davis, Branch Chief, United States Securities and Exchange Commission November 16, 2005
Page 2 of 13


Description of Business

Overview

      2. We note your disclosure that you acquired a 20-year mining lease on March 9, 2001 and terminated the lease during the nine months ended December 31, 2003. You further state that in your opinion, "there will be no continuing liability," and refer the reader to the Schedule 14C filed with the Commission on February 13, 2004 "for additional details on this matter." As we are unable to locate the additional information you reference, please provide your basis for determining that you have no outstanding liability associated with this lease.

         We are not aware of any information pertaining to the Schedule 14C filed on February 13, 2004. We are attempting to determine and locate more information. However, we believe that the passage of time allows us to believe that there is no further liability to the Company. In addition, Lessor has allowed Laches to attach to any claim against the Company. However, an action can still be brought against the Company. However, we believe that any action would be defensible.

Alliance Petroleum Products Company

      3. We note your disclosure that "The Company's current direction is in the manufacturing and distribution of petroleum and related products for the automotive industry." Please expand this disclosure to clearly indicate the following, without limitation, as outlined in Item 101 of Regulation S-B:

              o   Principal products or services and their markets;
              o   Distribution methods of the products or services;
              o Competitive business conditions and your competitive position in the industry and methods of competition;
              o Sources and availability of raw materials and the names of principal suppliers; o Dependence on one or a few major customers; o Patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts, including duration.

              We have amended the filings, where appropriate as follows:

              The Company

              The company, via its subsidiary (American Petroleum Products Company, or APPC), is in the manufacturing and distribution of petroleum and related products for the automotive industry. Specifically, APPC is in the business of blending, bottling, and distributing private label motor oil, transmission fluid, and related products for the automotive aftermarket. These products are sold, both direct and through distributors, to retail outlets that include oil change shops, automotive aftermarket chains, gas stations, department stores, and convenience stores. Although most products are sold in 12-quart cases, some products are sold in bulk. APPC sells to a wide variety of customers with a low dependence on any one customer (the largest customer makes up less than 10% of sales year to date).

Michael S. Krome, Esq.
Re:      American Petroleum Group, Inc.
Ms. Davis, Branch Chief, United States Securities and Exchange Commission November 16, 2005
Page 3 of 13


              In order to make finished motor oil, blenders and bottlers like APPC purchase base oils and blend them with V.I. Improver and/or Additive Packages to create motor oil, which is then sold either Bulk or Bottled. While there are several major companies with huge markets, this is a highly fragmented market, with many smaller players, especially in the private label market. Other major costs include bottles, caps, labels, corrugated, labor, and transportation costs.

              The U.S. market for aftermarket motor oil is approximately $11.3B annually, making APPC a very small, regional player. Most retail outlets for motor oil carry a major brand and a lesser-known, lower-priced brand. APPC primarily competes with those other, lesser-known brands, which consist of other regional/national motor oil blenders and bottlers.

              Given that the product is somewhat of a commodity, APPC competes largely by managing a competitive cost structure so that it can pass through competitive pricing and by carefully managing customer relationships. By giving our customers fair prices and providing excellent quality and service, APPC has maintained relatively long term relations with its customer base and has had success winning new customers.

              Motor oil with for late model year automobiles normally utilize the latest formulae established by the American Petroleum Institute and the Society of Automotive Engineers. The "standard" for current model year automobiles is referred to as "SM," which recently replaced "SL." Only SM and SL motor oil can currently receive the API "starburst" certification seal, and APPC must annually renew its API license in order to use the "starburst" seal on its labels. Motor oil can also be made without the API starburst and sold as oil with technology prior to SM or SL. This API-certified oil must include what is referred to as "Group 2 Base Oils" as the foundation for the oil, as well as an additive package that includes the most recently approved chemical blend. APPC, like other motor oil blenders, must purchase Group 2 base oils from select, API-approved suppliers in order to make API-certified premium motor oil. APPC primarily purchases Group 2 base oils from Motiva (Port Arthur, Texas) and from Evergreen Oil (Irvine, California). Shortages of Group 2 base oils have caused price increases in recent months, but APPC has been able to pass these increases on to the customer.

Michael S. Krome, Esq.
Re:      American Petroleum Group, Inc.
Ms. Davis, Branch Chief, United States Securities and Exchange Commission November 16, 2005
Page 4 of 13


Subsequent Transactions

      4. Please explain the accounting impact, if any, upon signing the Letter of Intent, dated December 1, 2004, with Oilmatic Systems, LLC.

         We advanced a total of $300,000 in anticipation of the transaction with Oilmatic Systems, LLC. The transaction was an arms-length transaction and was accounted for in the financial statements. We have updated Note L to the financial statements and at year end December 31, 2004 there was no financial statement impact, other than as a subsequent event disclosure. The financial statements for the subsequent Form QSB for each quarter indicate the amount of advanced funds.

Plan of Operations

      5. We note your reference to the acquisition of American Petroleum Products Company under this subtitle and your previous reference to the acquisition of Alliance Petroleum Products Company ("Alliance"). We further note that American Petroleum Products, Inc. was formerly known as Alliance Petroleum Products, Inc. Please revise your discussion of this acquisition throughout your filings to ensure consistency in your disclosure so as not to confuse the reader.

         We have reviewed all filings and have updated Alliance to read American in the 10-KSB for the fiscal year ended December 31, 2004.

Results of Operations:  For the Year Ending December 31, 2004 vs.
December 31, 2003
------------------------------------------------------------------------------

      6. Please reconcile your statement that Interest expense was $25,475 and impairment to Goodwill was $822,262 to your Consolidated Statements of Operations.

         See the corrected Statements of Consolidated Cash Flows and Operations for the year ended December 31, 2004 and 2003. Total interest expense for the year ended December 31, 2004 is $32,000. The charge for the Goodwill impairment was $803,615 and is included in other expense of $806,583 in the statement of operations for the year ended December 31, 2004.

Liquidity and Financial Resources

      7. Please reconcile the amount you disclose as Net cash used by operating activities of $1,441,080 to the amount presented in your Consolidated Statements of Cash Flows.

Michael S. Krome, Esq.
Re:      American Petroleum Group, Inc.
Ms. Davis, Branch Chief, United States Securities and Exchange Commission November 16, 2005
Page 5 of 13


         The number should have read $(614,767) used in operations, and has been corrected and reported with the restated Consolidated Statement of Cash Flows for the year ended December 31, 2004 and 2003.

Description of Property

      8. With respect to your manufacturing and distribution facility in Bedford Park, Illinois, we note that you do not have a formal lease and are not presently paying rent for this property "due to a dispute with the former President of the Company, who is also the owner of this property." Please tell us how you have considered the guidance in paragraph 8 of SFAS 5 regarding this loss contingency.

         In accordance with paragraph 8 of SFAS 5, there is no accrual necessary. The Company did consider the potential liability, however, due to the fact that the liability could not be quantified and the likelihood of liability for the Company was remote, there was no need to record any accrual or disclose any amount. Subsequently, we have reached a resolution of this matter.

Legal Proceedings

      9. Please tell us how you have accounted for the defaulted loan agreement between your subsidiary and Harris Bank of Chicago, Illinois, if applicable.

         Our position is that we were and are still not a party to the original transaction. Based upon negotiations between Harris Bank, unrelated companies controlled by a former employee and a few of our current employees/officers of our wholly owned subsidiary, Harris Bank has conceded that we are not a party to this original transaction. We have reached an agreement to acquire the fixed assets and equipment from Harris Bank, which has now foreclosed on the unrelated parties.

Management's Discussion and Analysis or Plan of Operation

     10. Please indicate whether or not you have any off-balance sheet arrangements, as required by Item 303(c) of Regulation S-B.

         We have indicated that we have no Off-Balance Sheet Arrangements.

Michael S. Krome, Esq.
Re:      American Petroleum Group, Inc.
Ms. Davis, Branch Chief, United States Securities and Exchange Commission November 16, 2005
Page 6 of 13


Financial Statements

Report of Independent Registered Public Accounting Firm

     11. Please have your auditors explain how the additional procedures they performed to change their opinion from qualified to unqualified did not require a dual dated audit report.

         Our Auditor has advised us that no dual dating of the Audit report was deemed necessary or required, due to the fact that additional information was provided to them to clarify that the Company had NOT issued stock options, but in fact stock warrants were issued in conjunction with certain promissory notes. There was no substantial change to the originally issued financial statements for the year ended December 31, 2004 that occurred that required dual dating of the Audit opinion by the auditors'. The Company has recalculated and refiled the loss per share information for the years ended December 31, 2004 and 2003 based upon the corrected number of common stock equivalents outstanding, taking into account the stock warrants related to the issuance of certain promissory notes.

     12. Please provide a detailed analysis of the relevant terms of each promissory note referenced in the teleconference held September 12, 2005 with us that resulted in the initial qualified opinion. In this regard, please address the accounting impact of each note on the financial statements for the fiscal year ended December 31, 2004 and any subsequent financial statements filed with the Commission, if applicable.

         We issued notes which had an Interest Rate of eight (8%) percent per annum until the principal amount of the Note, together with all unpaid accrued interest, thereon, shall have been paid in full. In additional, each Payee was entitled to an option to purchase one share of common stock of the Maker, for each $1 of the amount contained herein. Said option shall have an exercise price of One Cent ($0.01) per share and shall be exercisable on any date after (a) the completion of the proposed reverse split of the common stock of the Maker in the amount of 20 to 1; and (b) sixty days from the date of this Note. Despite being referred to as an option in the Notes, the Payees were in fact granted a warrant to purchase shares, not an option.

         There is no accounting impact to the Company, other than the warrants are considered a common stock equivalent and are reflected in the revised EPS calculation for the year ended December 31, 2004.

Michael S. Krome, Esq.
Re:      American Petroleum Group, Inc.
Ms. Davis, Branch Chief, United States Securities and Exchange Commission November 16, 2005
Page 7 of 13


Consolidated Statements of Operations

     13. It appears from your disclosures that you have not included depreciation relating to property, plant and equipment in your determination of Gross Profit. Please revise your calculation to include all costs and expenses associated directly with or allocated to your products sold. These costs and expenses should include inventoriable costs of assets incident to or necessary for production of your product, including applicable depreciation, depletion and amortization. Refer to SAB Topic 11:B. In addition, revise any discussion throughout your filing of Gross Profit, as appropriate.

         The vast majority of the equipment covered is not owned by the Company as of December 31, 2004. Therefore no depreciation expense has been recorded in the financial statements. The Company will revise its footnote disclosures to indicate as such. In the third quarter, we have reached an agreement to pay Harris Bank a total of $1,400,000 to receive clear title to the equipment. If the Company had owned the equipment during the fiscal year ended December 31, 2004, the financial impact would have been the recording of a depreciation charge of approximately $140,000.

     14. We are unable to recalculate the amount you present as loss per share for the fiscal year ended December 31, 2003. Please provide a reconciliation of the $1.14 loss per share.

         The amount should have been ($11.31) per share (loss per common share) and the statements of operations for the year ended December 31, 2003 was revised accordingly.

Consolidated Statements of Cash Flows

     15. Please confirm that the amount shown as an investing outflow under Acquisition of new subsidiary represents cash paid. In this regard, we note your disclosure within Note F that "The aggregate acquisition price was $856,200, which consisted of 1,107,500 of the Company's common stock valued at $0.54 and cash advances outstanding to Company at the time of consummation of the transactions."

         The amount indicated is correct. It consists of $598,050 in stock expense and $256,150 in cash advanced for a total of $856,200.

     16. Please reconcile amounts shown as financing cash inflows under Issuance of common stock, totaling $44,400, and Increase in additional paid-in capital, totaling $629,575 and $482,000, to the Consolidated Statements of Stockholders' Equity (Deficit) for each period presented.

Michael S. Krome, Esq.
Re:      American Petroleum Group, Inc.
Ms. Davis, Branch Chief, United States Securities and Exchange Commission November 16, 2005
Page 8 of 13


         We have corrected the Consolidated Statement of Cash Flows for the year ended December 31, 2004. The amounts now reconcile to the Consolidated Statements of Stockholders' Equity (Deficits) for the year ended December 31, 2004.

         See corrected the Consolidated Statement of Cash Flows for the years ended December 31, 2004 and 2003. The amounts on the consolidated cash flow statements under financing activities now reconcile to the changes in stockholders equity for the applicable accounting periods.


Note C - Summary of Significant Accounting Policies

Revenue

     17. Please compare and contrast your revenue recognition accounting policy with the guidance in SAB Topic 13. Additionally expand you accounting policy disclosure to clearly state how the criteria identified in SAB Topic 13 are not based on the specific terms of the transactions that generate revenue under your current state of operations.

         Revenue is earned and recognized when the product title passes from the company to the buyer. Depending on the shipping contract (FOB shipping point / FOB destination), revenue is recognized and earned when the product is delivered and accepted by the buyer. The Company will revise its footnote disclosures to indicate such.

Note F - Business Combinations

     18. With respect to the transaction with Pascal Energy, Inc. on April 1, 2003, please explain the accounting impact associated with the issuance of 5,000,000 common shares and the subsequent return of those shares to the treasury on your Consolidated Statements of Stockholders' Equity (Deficit).

         The shares with respect to Pascal Energy, Inc., were issued in fiscal year 2003 and cancelled and returned to treasury in fiscal year 2004. There was no accounting impact. The issued and outstanding share amounts were adjusted accordingly.

Motor Parts Warehouse, Inc. ("MPW")

     19. With respect to this transaction, please explain the accounting impact associated with the issuance of 5,000,000 common shares and the subsequent lapse of the option to acquire all of the outstanding stock of MPW.

Michael S. Krome, Esq.
Re:      American Petroleum Group, Inc.
Ms. Davis, Branch Chief, United States Securities and Exchange Commission November 16, 2005
Page 9 of 13


         The shares for Motor Parts Warehouse, Inc., were included in the compensation expense of $8,778,000, which was comprised of 13,300,000 shares at $0.66 per share after considering market value ($1.00 per share), less a restricted stock discount of 35%. The option lapse had no accounting impact as the shares were not returned to the Company.

Alliance Petroleum Products Company

     20. Please revise your disclosure so the reader clearly understands which entity you refer to as "AMAI".

         The disclosure has been revised to reflect that AMAI (the old trading symbol of the Company) is now American Petroleum Group, Inc.

     21. We note that you have consolidated the operations of Alliance since July 1, 2004 while you state within the Description of Business section that "It is the opinion of current management that the terms of the amendment as contained above, are unenforceable against the Company." Please provide an analysis of the terms of the amendment you believe are unenforceable against the Company. In addition, explain how you have accounted for the assumption of "all payment obligations and all other agreements of Alliance as set forth in the including four "Promissory Notes;" and assumption of "all payment obligations and all other agreements of Alliance to the Harris Bank."

         It is the position of the Company that the transaction and agreements were unenforceable against the Company, due to the fact that it was NOT an arms length transaction and we believe done to make the Company a party to the transaction (see the response to Comment 9). Subsequently to the transaction, a change of management resulted, which was a direct result of the subject agreements, which were objected to by major shareholders. Thereafter previous management agreed to modify the transaction to rescind the stated terms. The rescinded transaction attempted to link the Company into the dispute with Harris Bank, which we believe was not appropriate. The recession of the agreement has resulted in an agreement with Harris Bank to obtain clear title to the equipment (Comment 9). We are not accounting for nor assuming "payment obligations and all other agreements."

     22. Please provide a reconciliation of the line item that includes the write-off of Goodwill, totaling $822,262.

         The reconciliation consists of the write off of the entire amount of the excess of the purchase price of the acquired assets less the liabilities assumed. The Company opted to write off the entire amount of the originally recorded Goodwill related to the purchase of APPC since APPC had operating losses for the current and prior years and it also appeared that it would take a while to turn the company around and restore it to profitability. Therefore, according to the accounting rules, the Goodwill amount was impaired at December 31, 2004 and needed to be written off entirely.

Michael S. Krome, Esq.
Re:      American Petroleum Group, Inc.
Ms. Davis, Branch Chief, United States Securities and Exchange Commission November 16, 2005
Page 10 of 13


Note G - Notes Payable to Stockholders

     23. We note that you received $500,000 from stockholder/officers who transferred shares of their stock into an escrow account where the shares were then sold and that the "balance sheet as of December 31, 2003 was restated to record the $500,000 liability and reduce additional paid-in capital." Please explain (i) why you adjusted additional paid-in capital, (ii) where this adjustment is reflected in your Consolidated Statements of Stockholders' Equity (Deficit), and
         (iii) where you have reflected the receipt of the $500,000 in the Consolidated Statements of Cash Flows for the fiscal year ended December 31, 2003.

         (i) We improperly recorded the transaction originally. (ii) We made an adjustment in paid-in capital, we recorded the $500,000 liability on the balance sheet (iii) It was included and accounted for as an increase in paid in capital. This was restated on the Form 8-K filed with the Securities Exchange Commission on February 16, 2005.

Note I - Related Party Loans Payable to Officers/Stockholders

New Century Capital Consultants, Inc. - Note Payable

     24. With respect to the note payable outstanding with New Century Capital Consultants, Inc. We note your disclosure that the "lender may convert the principal amount and any accrued interest into common stock of the Company based upon a formula equal to 40% below the closing bid price of the stock starting after six months from execution of this agreement." Please tell us the accounting impact, if any, this particular term had on recording the note payable and whether or not the lender has converted any of the principal amount into shares of common stock of the Company.

         There is no accounting impact from the terms of the note. The Lender has not converted any amount as of this date. We have agreed that during the fourth quarter we will be converting the note into 150,000 shares of common stock and the appropriate accounting treatment will be accounted for at that time.

     25. We note your disclosure that "On October 18, 2004, the Company received notice from the lender that, in its opinion, the Company was in default on the arrangement as a result of distributions to classes of equity holders and possibly transfer of material assets." Please provide an update on this assertion and an analysis that supports your position that these "assertions are unfounded."

Michael S. Krome, Esq.
Re:      American Petroleum Group, Inc.
Ms. Davis, Branch Chief, United States Securities and Exchange Commission November 16, 2005
Page 11 of 13


         The assertions were unfounded due to the fact that no assets were transferred. As previously stated, the issue has been resolved in the fourth quarter.

Former President

     26. We note your disclosure that the "amount recorded by the Company represents the estimated fair value of the liability of the amount assumed at the time of purchase of APPC. It appears that the liability represents funds advanced for working capital." You further state that "As a result of other contingencies that of the purchase of AAPC the final settled amount of this liability could be significantly different from the present recorded amount [sic]." Tell us how you have considered the disclosure guidance in paragraphs 9 and 10 of SFAS 5.

         With respect to the amount due to our former president, there is no additional liability due. The amount is to be included in the final amount in the resolution and purchase of the Bedford Park facility. We anticipate this transaction to conclude in the fourth quarter of 2005. At the time the recording of the ultimate liability could not be ascertained. Therefore no amount was required to be disclosed.

Other Stockholders

     27. We note your disclosure that "Certain notes have provisions including options to purchase additional common shares at $0.01 per share." Please tell us the accounting impact, if any, this term has on recording these notes payable.

         There are no options, but warrants were issued. See the disclosure as set forth in response to Comments 11 and 12.

Note J - Stockholders' Equity

     28. Please provide a reconciliation of the common stock issued during the periods presented as referenced in this footnote to the Consolidated Statements of Stockholders' Equity (Deficit).

         See attached schedule reconciling the common stock issued since 2002.

Michael S. Krome, Esq.
Re:      American Petroleum Group, Inc.
Ms. Davis, Branch Chief, United States Securities and Exchange Commission November 16, 2005
Page 12 of 13


Form 10-QSB for the Fiscal Quarter Ended June 30, 2005

Note G - Notes Payable

Highgate House Funds, Ltd.

     29. Please expand your disclosure to identify the number of shares the Lender will receive upon conversion of the convertible debenture into shares of your common stock.

         We have added that the Lender will receive a total of 588,235 shares upon conversion.

     30. Please explain how the financing expense of $2,782,500 was determined and where the total amount due under the Convertible debenture of $425,000 is presented in your Interim Balance Sheets.

         The 2,782,500 was recorded in the first quarter. Financing transaction was 3,975,000 shares at $.70. The amount is included.

Note H - Payroll Services

     31. Please revise your disclosure to fill in the items marked $xxxx.

         We have revised Note H as follows:

         Note H - Related Party Transactions

         Payroll Services

         The Company had its payroll processed through a "professional employer organization" owned by a publicly traded corporation that has common shareholders, directors and officers. For the quarter ended June 30, 2005, the company processed $308,515 of payroll, taxes and benefits, along with an administration fee of $15,661. For the six months ended June 30, 2005, the company processed $573,964 of payroll taxes and benefits along with an administration fee of $30,185.


         We have addressed each of your comments in this response. We are also filing amended filings as follows:

               Annual Report on Form 10-KSB for the year ended December 31, 2004
                        Including Consolidated Statements of Cash Flows and Operations for the years ended December 31, 2004 and 2003.

Michael S. Krome, Esq.
Re:      American Petroleum Group, Inc.
Ms. Davis, Branch Chief, United States Securities and Exchange Commission November 16, 2005
Page 13 of 13


                        Note H-footnote to the consolidated financial statements.
               Quarterly Report on Form 10-QSB for quarter ended March 31, 2005 Quarterly Report on Form 10-QSB for quarter ended June 30, 2005

         We are also annexing the revised Earnings Per Share calculation that was discussed with your office.

         Please feel free to contact me if you have any questions.

                                                          Very truly yours,


                                                          Michael S. Krome

American Petroleum Group, Inc.
Common and Preferred Stock Reconciliation
For the period December 31, 2002-December 31, 2004

                               Common Stock    Preferred Stock
                               --------------------------------
Balance December 31, 2002              750,000               0
                               --------------------------------
Alpha Advisors, Inc.                    50,000                  Note H
New Century Consultants, Inc.           50,000                  Note J
National Securities
  Corporation                           50,000                  Note J
Commonwealth Partners NY, LLC           15,000                  Note J
Jesse Fuller                           168,750                  Note F-Motor Parts Warehouse and Alliance Petroleum Products Company
Virginia Gefvert                        67,500                  Note F-Motor Parts Warehouse and Alliance Petroleum Products Company
Richard Stiefel                         20,000                  Note F-Motor Parts Warehouse and Alliance Petroleum Products Company
Al Cilella                              18,750                  Note F-Motor Parts Warehouse and Alliance Petroleum Products Company
Al Giudice                              56,250                  Note F-Motor Parts Warehouse
Larry Griffin                           56,250                  Note F-Motor Parts Warehouse
Don Mago                                56,250                  Note F-Motor Parts Warehouse
Frank Mago                              56,250                  Note F-Motor Parts Warehouse
                               --------------------------------
                                       665,000               0
                               --------------------------------

Balance December 31, 2003            1,415,000               0

Shares retired with
  respect to Pascal
  Energy, Inc.                        (273,750)                 Note F-Business Acquisition Cancelled
Maudie Gilstrap Trust                   75,000                  Note J-Pit Crew Express
James W. Zimbler                       500,000                  Note J
Richard Carter                         500,000                  Note J
George L. Riggs, III                    75,000                  Note J
Michael S. Krome                        75,000                  Note J
Alpha Advisors, LLC                    113,750                  Note J
Richard Stiefel                        270,000                  Note F-Alliance Petroleum Products Company
Jesse Fuller                           725,000                  Note F-Alliance Petroleum Products Company
Al Cilella                              26,250                  Note F-Alliance Petroleum Products Company
Chris Hansen                           222,500                  Note F-Alliance Petroleum Products Company
James J. Carroll                        10,000                  Compensation
Dennis Conley                            6,250                  Note F-Alliance Petroleum Products Company
James W. Zimbler                                     1,000,000  Note J
Richard Carter                                       1,000,000  Note J
George L. Riggs, III                                   150,000  Note J
Michael S. Krome                                       150,000  Note J
Alpha Advisors, LLC                                    227,500  Note J
                               --------------------------------

Balance December 31, 2004            3,740,000       2,527,500
                               --------------------------------

                         American Petroleum Group, Inc.
                      Weighted Average Shares Outstanding
                                   12/31/2004


                                                                               (With Warrants)       (Without Warrants)
                                                                     Days          Weighted              Weighted
                                                                 Outstanding    Average Shares        Average Shares
Total Shares Outstanding @ 12/31/2003          PY 28,300,000

Shares redeemed during 2004:
                                   2/25/2004      (5,475,000)
                                                  ----------

Total Shares Outstanding @ 12/31/2004             22,825,000 A          365        22,825,000            22,825,000

Additional shares issued:
                                   6/30/2004       1,700,000 A          183           852,329               852,329
                                                   ----------                    -------------         -------------

Total Share Outstanding @ 6/30/2004               24,525,000                       23,677,329            23,677,329

Recalculation for 20 to 1 Stock Split                     20                               20                    20
                                                   ----------                    -------------         -------------

Total Shares Post Reverse Split                    1,226,250                        1,183,866             1,183,866

Additional shares issued:
                                    8/1/2004       1,000,000 A          153           419,178               419,178

                                   10/1/2004       1,263,750 A           92           318,534               318,534

                                   10/5/2004         500,000 B           87           119,178                    --

                                  10/28/2004         250,000 A           64            43,836                43,836
                                                   ----------                    -------------         -------------

Total Share Outstanding @ 12/31/2004               4,240,000                        2,084,592             1,965,414
                                                   ==========                    =============         =============


Net Loss @ 12/31/2004                                                                3,175,458             3,175,488

Net Loss per Share @ 12/31/2004                                                           1.52                  1.62
                                                                                 =============         =============


A - Agreed to stock certificate listing.

B - These shares relate to stock warrants offered in return for cash advancements to APG, Inc. from various outside investors as of 10/5/2004 and none of the stock warrants have been converted to issued common shares as of 12/31/04. For the purpose of calculating EPS, stock warrants are treated as common share equivalents. Since these shares are anti-dilutive, earnings (loss) per share have been presented without their inclusion at 1.62 loss per share.